06051100

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-13336 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/05 (MM/DD/YY) AND ENDING 7/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. D. Andrews Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Radnor Station Building 2, Suite 300, 290 King of Prussia Road
(No. and Street)

Radnor, (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack J. Grinspan (610) 341-9940
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cunningham, Porter and Phillips
(Name – *if individual, state last, first, middle name*)

1077 Rydal Road, Suite 200, (Address) Rydal, (City) PA (State) 19046 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 0 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jack J. Grinspan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. D. Andrews Company, as of July 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jack J Grinspan
Signature

PRESIDENT
Title

Laurie Goldstein
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Laurie Goldstein, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Dec. 23, 2008
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cunningham,
Porter and Phillips
Certified Public Accountants

SUITE 200 · 1077 RYDAL RD. · RYDAL, PA 19046-1793 · TEL: (215) 572-7400 · FAX (215) 572-7448

## INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
J. D. Andrews Co.

We have audited the accompanying statement of financial condition of J. D. Andrews Co. (an S Corporation) as of July 31, 2006 and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. D. Andrews Co. as of July 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cunningham, Porter and Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

August 22, 2006

## J. D. ANDREWS CO.

## STATEMENT OF FINANCIAL CONDITION

## JULY 31, 2006

ASSETS

| | | |
|---|---|---|
| Cash in Bank | $ 20,551 | |
| Commissions Receivable | 4,321 | |
| Investment in Marketable Securities, at Market Value | 32,128 | |
| Prepaid Taxes | 482 | |
| Prepaid Expenses | 1,429 | |
| Furniture and Equipment, at cost, less accumulated depreciation of $7,586 | 1,416 | |
| TOTAL ASSETS | | $ 60,327 |

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2006

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Commissions Payable | $ 13,480 | |
| Taxes Payable | 1,067 | |
| Accrued Expenses | 618 | |
| TOTAL LIABILITIES | | $ 15,165 |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock - 400 Shares Authorized and Issued, 100 Shares Outstanding; Par Value $100 | 40,000 | |
| Contributed Capital | 1,000 | |
| Retained Earnings | 32,669 | |
| Less: Treasury Stock - 300 Shares at Cost | (33,502) | |
| Net Unrealized Gain (Loss) on Marketable Securities | 4,995 | |
| TOTAL STOCKHOLDERS' EQUITY | | 45,162 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | | $ 60,327 |

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED JULY 31, 2006

| | | |
|---|---|---|
| REVENUES | | |
| Mutual Funds Commissions | $ 161,297 | |
| Insurance Commissions | 1,672 | |
| Dividends | 1,526 | |
| TOTAL REVENUES | | $ 164,495 |
| EXPENSES | | |
| Commissions - Mutual Funds | 113,396 | |
| Commissions - Insurance | 573 | |
| Rent | 18,773 | |
| Salaries | 12,670 | |
| Insurance | 5,309 | |
| Telephone | 2,243 | |
| Professional Fees | 6,542 | |
| Office Expenses | 3,372 | |
| Dues and Fees | 2,309 | |
| Taxes | 2,665 | |
| Depreciation | 466 | |
| Other Expenses | 94 | |
| TOTAL EXPENSES | | 168,412 |
| NET INCOME (LOSS) BEFORE CORPORATE INCOME TAXES | | (3,917) |
| PROVISION FOR CORPORATE INCOME TAXES | | 0 |
| NET INCOME (LOSS) TRANSFERRED TO RETAINED EARNINGS | | (3,917) |
| OTHER COMPREHENSIVE INCOME (LOSS) | | |
| Unrealized Gain (Loss) on Marketable Securities | | 1,500 |
| COMPREHENSIVE INCOME (LOSS) | | $ (2,417) |

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JULY 31, 2006

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|---|
| Balance at August 1, 2005 | $ 40,000 | $ 1,000 | $ 36,586 | $ (18,064) | $ 3,495 | $ 63,017 |
| Net Income (Loss) | | | (3,917) | | | (3,917) |
| Purchase of Treasury Stock | | | | (15,438) | | (15,438) |
| Unrealized Gain (Loss) on Marketable Securities | | | | | 1,500 | 1,500 |
| Balance at July 31, 2006 | $ 40,000 | $ 1,000 | $ 32,669 | $ (33,502) | $ 4,995 | $ 45,162 |

The accompanying notes are an intergral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JULY 31, 2006

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income (Loss) | $ (3,917) | |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used By) Operating Activities: | | |
| Depreciation | 466 | |
| (Increase) Decrease In: | | |
| Commissions Receivable | 2,181 | |
| Prepaid Taxes | 2,274 | |
| Prepaid Expenses | 1,493 | |
| Increase (Decrease) In: | | |
| Commissions Payable | 2,148 | |
| Taxes Payable | 24 | |
| Accrued Expenses | (1,664) | |
| NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES | | $ 3,005 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of Investments | (40,026) | |
| Sale of Investments | 34,188 | |
| NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES | | (5,838) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Purchase of Treasury Stock | | (15,438) |
| NET INCREASE (DECREASE) IN CASH | | (18,271) |
| CASH AT AUGUST 1, 2005 | | 38,822 |
| CASH AT JULY 31, 2006 | | $ 20,551 |

The accompanying notes are an integral part of the financial statements.

SUPPLEMENTARY INFORMATION

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

J. D. Andrews Co. (Company) was incorporated on May 31, 1967, as a registered broker-dealer, and sells exclusively mutual funds and insurance products.

### Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits with financial institutions.

### Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are:

| | |
|---|---|
| Furniture and Fixtures | 7 Years |
| Equipment | 5 Years |

The Company has elected to expense the cost of new depreciable property under Section 179 of the Internal Revenue Code. This convention is not in accordance with generally accepted accounting principles. The effect of this departure is not material to the financial statements taken as a whole.

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

### Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities and a mutual fund, as "available for sale". Under this classification, investments are stated at fair value. The fair value for mutual funds has been determined by the fund. The unrealized gain or (loss) in the fair market value in relation to cost are accounted for as a separate item in the shareholder's equity section of the balance sheet.

| | |
|---|---|
| Cost | $27,133 |
| Unrealized Gain | 4,995 |
| Fair Value | $32,128 |

### Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts due from mutual funds sales due within 30 days.

3. INCOME TAXES

The Company has elected by unanimous consent of its stockholders to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At July 31, 2006, the Company had net capital of $39,599, which was $34,599 in excess of its required net capital of $5,000. The Company's net capital ratio was .38 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

The Company has available at its office a copy of its most recent annual report Form X-17a-5 Focus Report – Part IIA audited and certified by independent public accountants to be examined or copied.

5. OPERATING LEASE COMMITMENTS

The Company entered into a lease agreement with an initial two-year term for office facilities commencing October 1, 2001, and ending September 30, 2003, with options to renew annually.

The Company entered into a lease agreement with a three-year term for new office facilities commencing September 1, 2006, and ending August 31, 2010, renewing annually at the existing rental rate plus three percent.

The future minimum lease payments are as follows for the years ending July 31:

| | |
|---|---|
| 2007 | $11,487 |
| 2008 | 11,307 |
| 2009 | 11,645 |
| 2010 | 973 |
| | $35,412 |

6. RELATED PARTY TRANSACTIONS

As of July 31, 2006, commissions due to stockholders equaled $4,215. Total commissions paid to stockholders for the year ended July 31, 2006, equaled $66,310.

7. EXEMPTIVE PROVISIONS

The Company has a limited business; it sells exclusively mutual funds and insurance products, and is exempt from SEC Rule 15c3-3 under section K-1.

J. D. ANDREWS CO.

SUPPLEMENTARY INFORMATION

NET CAPITAL COMPUTATION

JULY 31, 2006

| | | |
|---|---|---|
| STOCKHOLDERS' EQUITY | | $ 45,162 |
| DEDUCT: NON-ALLOWABLE ASSETS | | |
| 12B-1 Fees Receivable | $ 515 | |
| Prepaid Taxes | 482 | |
| Prepaid Expenses | 1,429 | |
| Office Equipment - Net of Accumulated Depreciation | 1,416 | |
| TOTAL NON-ALLOWABLE ASSETS | | 3,842 |
| NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION | | 41,320 |
| HAIRCUT | | 1,721 |
| NET CAPITAL | | 39,599 |
| MINIMUM NET CAPITAL REQUIREMENT | | 5,000 |
| EXCESS NET CAPITAL | | $ 34,599 |

Statement Pursuant to Paragraph (d)(4) of Rule 17A-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

**(Financial and Operational Combined Uniform Single Report)**

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: J. D. Andrews Company [13]

SEC FILE NO.: 8-13336 [14]

FIRM I.D. NO.: 451 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
290 King of Prussia Road
Radnor Station Building 2, Suite 300 [20]
(No. and Street)

Radnor, [21] (City)   PA [22] (State)   19087 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 08-01-05 [24]
AND ENDING (MM/DD/YY): 07-31-06 [25]

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**
Jack J. Grinspan [30]

**(Area Code) — Telephone No.**
(610) 341-9940 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

| | |
|---|---|
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26 day of SEPT 2006
Manual signatures of:
1) Jack J Grinspan
Principal Executive Officer or Managing Partner
2) ______
Principal Financial Officer or Partner
3) ______
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Cunningham, Porter and Phillips [70]

ADDRESS

| 1077 Rydal Road, Suite 200 [71] | Rydal, [72] | PA [73] | 19046 [74] |
|---|---|---|---|
| Number and Street | City | State | Zip Code |

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

**FOR SEC USE**

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | | |
|---|---|---|---|---|---|---|---|
| [50] | [51] | [52] | [53] | | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER [1] J. D. Andrews Company **N 3** [100]

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

as of (MM/DD/YY) 7/31/06 [99]
SEC FILE NO. 8-13336 [98]
Consolidated [198]
Unconsolidated [199]

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $20,551 | 200 | | | $20,551 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | [3] | 295 | | | | |
| B. Other | | 300 | $ | 550 | | 810 |
| 3. Receivable from non-customers | 3,806 | 355 | 515 | 600 | [7] 4,321 | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | 32,128 | 424 | | | | |
| E. Spot commodities | [4] | 430 | | | 32,128 | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost [2] $ ___ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ ___ [150] | | | | | | |
| B. Other securities $ ___ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ ___ [170] | | | | | | |
| B. Other securities $ ___ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ ___ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | [6] | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | 1,416 | 680 | [8] 1,416 | 920 |
| 11. Other assets | | 535 | 1,911 | 735 | 1,911 | 930 |
| 12. TOTAL ASSETS | [5] $56,485 | 540 | $3,842 | 740 | $60,327 | 940 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER J. D. Andrews Company as of 1/31/06

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

**LIABILITIES AND OWNERSHIP EQUITY**

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] 13 | $ [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other | 10 [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 15,165 [1205] | [1385] | 15,165 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] 12 | [1390] 14 | [1700] |
| 19. E. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
| 1. from outsiders 9 $ [970] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [980] | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | [1420] | [1730] |
| 1. from outsiders $ [1000] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | $15,165 [1230] | $ [1450] | $15,165 [1760] |

**Ownership Equity**

| | | Total |
|---|---|---|
| 21. Sole Proprietorship | | 15 $ [1770] |
| 22. Partnership (limited partners) | 11 ($ [1020]) | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | | 40,000 [1792] |
| C. Additional paid-in capital | | 1,000 [1793] |
| D. Retained earnings | | 37,664 [1794] |
| E. Total | | 78,664 [1795] |
| F. Less capital stock in treasury | | 16 ( 33,502 ) [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 45,162 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 60,327 [1810] |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/06

## COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 45,162 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital [19] | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 45,162 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 45,162 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17] | $ 3,842 | 3540 | | |
| | B. Secured demand note delinquency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 3,842 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions [20] | | | $ 41,320 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities [18] | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | 1,721 | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( 1,721 ) | 3740 |
| 10. | Net Capital | | | $ 39,599 | 3750 |

[30]

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/06

## COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | | $ 1,011 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | $ 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | $ 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | | $ 34,599 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | [22] | $ 38,082 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ 15,165 | 3790 |
| 17. Add: | | | | |
| A. Drafts for immediate credit [21] | $ | 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| C. Other unrecorded amounts (List) | $ | 3820 | $ | 3830 |
| 18. Total aggregate indebtedness | | | $ 15,165 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | % 38 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | % | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | | $ | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | [23] | $ | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | | $ | 3760 |
| 24. Excess capital (line 10 less 23) | | $ | 3910 |
| 25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | | $ | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER J. D. Andrews Company

For the period (MMDDYY) from 24 080105 [3932] to 073106 [3933]
Number of months included in this statement 12 [3931]

## STATEMENT OF INCOME (LOSS)

### REVENUE

| | | | |
|---|---|---|---|
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | | $ | 3935 |
| b. Commissions on listed option transactions | | 25 | 3938 |
| c. All other securities commissions | | | 3939 |
| d. Total securities commissions | | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | | 3952 |
| 4. Profit (loss) from underwriting and selling groups | | 26 | 3955 |
| 5. Revenue from sale of investment company shares | | 161,297 | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | | 3975 |
| 8. Other revenue | | 4,698 | 3995 |
| 9. Total revenue | | $ 165,995 | 4030 |

### EXPENSES

| | | | |
|---|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | 20,143 | 4120 |
| 11. Other employee compensation and benefits | | 110,641 | 4115 |
| 12. Commissions paid to other broker-dealers | | | 4140 |
| 13. Interest expense | | | 4075 |
| a. Includes interest on accounts subject to subordination agreements | 4070 | | |
| 14. Regulatory fees and expenses | | | 4195 |
| 15. Other expenses | | 37,629 | 4100 |
| 16. Total expenses | | $ 168,413 | 4200 |

### NET INCOME

| | | | |
|---|---|---|---|
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | | $ - 2,418 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | 28 | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of | 4338 | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of | 4239 | | |
| 21. Cumulative effect of changes in accounting principles | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ - 2,418 | 4230 |

### MONTHLY INCOME

| | | | |
|---|---|---|---|
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | | $ - 17,208 | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER J. D. Andrews Company

For the period (MMDDYY) from 080105 to 073106

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 63,018 | 4240 |
| A. Net income (loss) | | | - 2,418 | 4250 |
| B. Additions (Includes non-conforming capital of | 29 $ | 4262 ) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ | 4272 ) | 15,438 | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 45,162 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | | |
|---|---|---|---|
| 3. Balance, beginning of period | 30 | $ | 4300 |
| A. Increases | | | 4310 |
| B. Decreases | | | 4320 |
| 4. Balance, end of period (From item 3520) | | $ | 4330 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/06

**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ........ X [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ........ [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 ______ [4335] ______ [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) ........ [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | 1 [4600] | Jack J. Grinspan [4601] | In [4602] | 15,000 [4603] | 10/2/06 [4604] | No [4605] |
| 32 | [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| 33 | [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| 34 | [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| 35 | [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| | | | Total $ 36 | 15,000 [4699] | | |

**OMIT PENNIES**

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

END